Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

June 17, 2016

VIA EDGAR

Sonia Gupta Barros, Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Yangtze River Development Limited

Amendment No. 2 to Registration Statement on Form S-1

Filed May 17, 2016

File No. 333-209579

Dear Ms. Barros:

We are in receipt of your comment letter dated June 6, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to our prior comment 1. Please revise your disclosure in the prospectus to include the information in your response to us regarding your main source of expected income.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 4 and page 28 in the prospectus to include the following disclosure regarding main source of expected income:

Income generated from the use of warehouses, cargo loading and unloading, railway and highway transportation and logistics services and other logistics supporting services is expected to be the main source of our expected income. It is also expected that income from real estate sales and leasing would be a relatively minor portion of our expected income since we are planning to sell or lease only a small portion of our real estate properties such as office spaces. We plan to use the major area of our real estate properties for the development of our Logistics Center, from which our main source of expected income can be derived. Theses income includes but not limited to the service fees we charge for our clients’ usage of warehouses, online information platform, ship berths, cold-chain storages, cargo handling, shipment loading and unloading.

2.	We refer to your website, which discusses your business and the potential success of your logistics project, which is still under development. Please note that communications are restricted during the waiting period by Section 5(b)(1) of the Securities Act of 1933, as amended. Please provide us with an analysis as to the treatment of information on your website for purposes of Section 5 of the Securities Act.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully provide the below legal analysis for purpose of Section 5 of the Securities Act.

Rule 169 under the Securities Act of 1933, as amended (the “Securities Act”) exempts from the definition of “prospectus” and “offer” under Sections 2(a)(10) and 5(c) of the Securities Act certain factual business information (as defined in Rule 169) regularly released or disseminated by or on behalf of the Company, provided the conditions under Rule 169 are satisfied.

The facts relating to the information provided by our website satisfy all of the conditions of Rule 169:

(1)	The communication must be a regular release or dissemination by or on behalf of an issuer. We regularly update the information and content of the website to provide information about the development of our port project and our services within the logistic center.

(2)	The communication must contain factual business information only. We confirm that we provide factual business information only, including those relating to the project, the management of the Company and the location of the project.

(3)	The communication must not contain information about the registered offering. There is no mentioning of the registered offering anywhere on the website.

Sonia Gupta Barros

Securities and Exchange Commission

June 17, 2016

(4)	The communication must not be released or disseminated as part of the offering activities in the registered offering. We confirm that the information on our website is provided in our ordinary course of business, not be released or disseminated as party of the offering activities in the registered offering.

(5)	The issuer has previously released or disseminated information of the type described in this section in the ordinary course of its business. We confirm that we have previously released the information of our website in the ordinary course of our business prior to the filing of the registration statement.

(6)	The timing, manner, and form in which the information is released or disseminated is consistent in material respects with similar past releases or disseminations. We confirm that the timing, manner, and form of our information on the website is released in consistent in material respects with similar past releases.

(7)	The information is released or disseminated for intended use by persons, such as customers and suppliers, other than in their capacities as investors or potential investors in the issuer’s securities, by the issuer’s employees or agents who historically have provided such information. The information provided by our website is only used to provide our potential customers an understanding of our port and the services to be provided within our logistics center. On our website, we accurately describe the location of our port, our competitive advantage and background information of the management so that our potential customers could obtain some initial information about our company without having to visit our facility.

(8)	The issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940. The Company is neither an investment company registered under the Investment Company Act of 1940 nor a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940.

For the reasons described above, we respectfully request the Staff to apply the safe harbor provided by Rule 169 to the content of our website. We also respectfully advise the Staff that we have imposed an internal corporate approval process before the publishing or modification of our web content as part of our communication policy. In addition, we have formed a Social Media Committee within our Board of Directors to regularly monitoring content for continued accuracy and relevance. The Company has confirmed that the information is identified as such and posted in the appropriate section of the Company’s website.

3.	In addition, we note that on your website you have presented pictures of loading docks and other properties. Please advise whether you or your affiliates own these properties. If so, please revise as appropriate to provide a caption identifying the individual or entity who owns the properties. If you, or a related party, do not own the properties, please consider removing the pictures from your website or tell us why you believe inclusion of such pictures is appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that pictures presented on our website indicate what the Company is expected to look like upon completion of the port. Currently on our home page, there is a graphic of a building which we own and has been built. The building currently functions as the main center of the Wuhan Logistics Center, as well as a demonstration and sales center for our port project. We also have a graphic of a shipping berth with ships in certain subsections of our website. We respectfully clarify for the Staff that we do not own the shipping berth or the ships within the graphic. However, as we plan to build up to eight shipping berths and loading area around them there will be an integral part of our port and business, we believe that the graphic would give our potential customers and investors a better idea visually of our project upon completion. We also do not believe that our shipping berths will be materially different from the one demonstrated in the graphic. Hence, we believe the inclusion of such graphics is necessary and appropriate.

4.	We note your response to comment 2 of our letter. We note that you do not intend to issue the “placement agent warrants” until the close of the offering. Please advise us why this issuance would not be considered a delayed offering under Rule 415 of the Securities Act. We note that it appears you are not eligible to conduct a delayed offering under Rule 415(a)(1)(x).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the “placement agent warrants” from the offering.

Sonia Gupta Barros

Securities and Exchange Commission

June 17, 2016

Risk Factors, pages 6 – 24

5.	We have considered your response to comment 3 and continue to believe that risk factor disclosures related to your evaluation of internal control over financial reporting are relevant. Please revise accordingly. Your disclosures should address similar questions outlined within our initial comment.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factors section and added following risk factor into the prospectus upon evaluation of internal controls over financial reporting:

We have identified material weaknesses in our internal control over financial reporting which have resulted in material misstatements in our previously issued financial statements. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to further restate our financial results, which could adversely affect our stock price and result in an inability to maintain compliance with applicable stock exchange listing requirements.

We have concluded that there are material weaknesses in our internal control over financial reporting, as we did not maintain effective controls over the selection and application of GAAP related to classification of capital transaction. Specifically, the members of our management team with the requisite level of accounting knowledge, experience and training commensurate with our financial reporting requirements did not analyze certain accounting issues at the level of detail required to ensure the proper application of GAAP in certain circumstances. These material weaknesses result in the restatement of our financial statements for the year ended December 31, 2015. Our management concluded that the Company’s previously issued financial statements for the year ended December 31, 2015 should no longer be relied upon. In light of the errors, management re-evaluated its assessment of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2015 and concluded each was ineffective as of December 31, 2015.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The existence of this issue could adversely affect us, our reputation or investors' perceptions of us. We plan to implement additional measures to remediate the underlying causes of the material weaknesses. We plan to achieve this primarily through ensuring appropriate review of accounting policies and procedures related to the accounting measurements by the members of management with the requisite level of knowledge, experience and training to appropriately apply GAAP. We believe these measures will remediate the control deficiencies. However, we have not completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may determine to implement measures to address the control deficiencies. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight.

Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our measures may not prove to be successful in remediating these material weaknesses. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to further restate our financial results. In addition, if we are unable to successfully remediate the material weaknesses in our internal controls or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

Sonia Gupta Barros

Securities and Exchange Commission

June 17, 2016

Description of Business, page 28

Sales and Marketing, page 34

6.	We note your response to comment 4 of our letter. We reissue our comment in part. We note that the employment agreements were entered into with Kirin International Holding, Inc., and that you have disposed of that business. Please explain why these employees are still obligated to you under the agreements that were entered into with Kirin.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that on January 13, 2016, we filed a Certificate of Amendment to the Articles of Incorporation with the Secretary of the State of the State of Nevada, changing our name from “Kirin International Holdings, Inc.” to “Yangtze River Development Limited.”

The employment agreements on file were executed before the name change when the Company was operating under the name of “Kirin International Holdings, Inc.” The disposition of certain assets and subsidiaries had no legal impact on the validity of the employment agreements, as the Directors are still engaged pursuant to the same terms and conditions of the existing employment agreements.

Management’s Discussion and Analysis …, page 40

Liquidity and Capital Resources, page 47

7.	We have considered your response to comment 5 and reissue our previous comment. Given your historical net loss position and negative cash flow from operating activities, please revise to expand your disclosure to discuss the pertinent facts and circumstances related to the commitment letter provided by your majority shareholder including any conditions and limitations. Your revised disclosure should highlight the fact that the company has incurred net losses for a number of years, currently is not generating revenues, and discuss any other plans by management to alleviate the potential cash flow concerns. Additionally, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as shown in our financial statements, we have negative cash flows from operations, sustained recurring losses for a number of years and currently we are not generating revenues. Over the past years, the Company has been funded through a combination of bank loans and advances from shareholders. On January 29, 2016, we received an undertaking commitment letter provided by our majority shareholder who is willing to provide sufficient funding on an as-needed basis. In addition, the Company plans to dispose of the existing developed real estate properties with a market value of approximately $42 million when the Company needs cash flow. The Company believes that, as a result of the above factors, it currently has sufficient cash and financing commitments to meet its funding requirements for the foreseeable future and reasonable amount of time thereafter.

We have also filed the agreement in accordance with Item 601 (b)(10) of Regulation S-K.

Sonia Gupta Barros

Securities and Exchange Commission

June 17, 2016

Note 6 – Real Estate Properties and Land Lots Under Development, page F-14

8.	We have considered your response to comment 7 and reviewed your revised disclosures. As it relates to your land lots undeveloped, please confirm that the acquisition of such land lots was also funded through a combination of bank loans and advances from shareholders or clarify the source of funds for the acquisition. In addition, please revise your disclosure to clearly indicate when your investments in undeveloped land were acquired. Finally, please clarify for us whether you directly own your land lots undeveloped or if your investment takes the form of land use rights.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we confirmed that the acquisition of the land lots was funded through a combination of bank loans and advances from shareholders. We also confirmed that the Company takes the form of land use rights.

Our disclosure in Note 6 to our financial statements for the year ended December 31, 2015 has been revised to disclose that the investments in undeveloped land were acquired between 2007 to 2012.

9.	Please explain how you determined the fair value of the undeveloped land at acquisition. Your response should explain the fair value technique utilized and the significant inputs and assumptions relied upon. To the extent applicable, please also clarify whether any independent third party appraisals were obtained when the undeveloped land was acquired.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we determined the fair value of the undeveloped land at acquisition by using the asset’s expected future discounted cash flows based on certain assumptions such as budgets, internal projections, and other available information as considered necessary. We also obtained independent third party appraisals when the undeveloped land was acquired.

10.	Further to our above comment, we note you test impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate potential impairment. We note that no impairment losses were recognized for the years ended December 31, 2015 and 2014. It would appear that the inputs and assumptions in determining fair value have remained unchanged since acquisition. Please confirm and/or clarify any changes that have occurred. To the extent things have remained status quo, please explain the factors considered that support your assessment and conclusions regarding no impairments required.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we confirm that the inputs and assumptions in determining fair value have remained unchanged since acquisition. The factors considered that support our assessment and conclusions regarding no impairments required are as follows:

o	Market value of local undeveloped land has been increasing since the acquisition;
o	The market interest rate of the People’s Republic of China has been relatively stable;
o	The inflation rate of the People’s Republic of China has been increasing.

Sonia Gupta Barros

Securities and Exchange Commission

June 17, 2016

Note 16 – Related Party Transactions, page F-18 to F-19

11.	The information outlined within your response to comment 5 appears to be inconsistent with your footnote disclosures. Within your footnote disclosures, the $285 million loan and subsequent forgiveness appears to be attributed to Wuhan Renhe Group Co, Ltd. owned by a Mr. Wang Geng, a former shareholder. Please clarify and/or revise accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure in Note 16 to the financial statements is accurate. Our response to comment 5 in Staff’s letter dated May 3, 2016 has been revised as follows:

Our Wuhan Logistics Center is still in the construction and development stage where continuous capital funding is needed while no revenue was generated for the year ended December 31, 2015. The project is expected to be completed by 2020 and we expect to generate revenue when we begin to provide logistics services to clients who will be using our facility.

The existing and former shareholders have been supporting the funding of the Company. On June 30, 2015, in order to show his confidence in the Company, the former shareholder Mr. Wang Geng, the owner of Wuhan Renhe Group Co., Ltd forgave a total amount of $285,413,074 with the Company. The Company has credited the forgiven loan to additional paid-in capital in equity. And during the period from October 1, 2015 to April 30, 2016, the existing major shareholder Mr. Xiangyao Liu lent $2,768,849 to the Company for working capital. Given the continuous commitment to the Company, the majority shareholder is willing to and has the ability to perform further commitments.

Additionally, we have retained investment advisors to help us raise additional capital to satisfy our working capital needs.

Sonia Gupta Barros

Securities and Exchange Commission

June 17, 2016

Exhibit 23.1

12.	We note that DCAW (CPA) Limited has succeeded Dominic K.F. Chan & Co.’s license to audit U.S. public company regulated by PCAOB, effective from May 1, 2016. Please revise the consent to where your auditor signs as DCAW (CPA) Limited and parenthetically note (as successor to Dominic K.F. Chan & Co.).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed the revised consent where our auditor signs as DCAW (CPA) Limited and parenthetically note (as successor to Dominic K.F. Chan & Co).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

General

13.	We have considered your response to comment 8. Filing of the S-1 amendment does not replace the need to file an Item 4.02 8-K. Please file an Item 4.02 8-K that includes the following:

▪	The date of the conclusion regarding non-reliance
▪	The financial statement years and periods that should no longer be relied upon
▪	A brief description of the facts underlying your conclusion
▪	A statement whether your audit committee or its alternative has discussed this matter with your independent accountants.
▪	When the restated financial statements were filed.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company has filed an Item 4.02 8-K on June 17, 2016 to address the Staff’s comment above.

Item 9A – Controls and Procedures, page 29

14.	We have considered your response to comment 9 and continue to believe that your disclosure controls and procedures and internal control over financial reporting were not effective in preventing the errors that resulted in your need to file an amended 10-K. Please amend your 10-K further to revise conclusions accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the management concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective. We have filed an amendment to the Form 10-K to clarify the disclosure under Item 9A Controls and Procedures, simultaneously with the filing of this registration statement.

Sonia Gupta Barros

Securities and Exchange Commission

June 17, 2016

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name:	Xiangyao Liu
Title:	Chief Executive Officer